November 17, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathryn McHale
Erin Purnell
John Spitz
Amit Pande

Re:	LendingClub Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 20, 2014
File No. 333-198393

Ladies and Gentlemen:

On behalf of LendingClub Corporation (the “Company”), we are transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-198393) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2014, as amended on October 20, 2014 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated November 10, 2014. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being hand delivered via a courier a copy of the Amendment, which is marked to show changes from Amendment No.1 to the Registration Statement as filed on October 20, 2014. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1. Please update the financial statements in accordance with Rule 8-08 of Regulation S-X as well as your condensed pro forma financial information as required by Rule 11-02 of Regulation S-X. Please also provide an updated consent from your independent accountants in the pre-effective amendment.

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November 17, 2014

The Company has updated its financial statements in accordance with Rule 8-08 of Regulation S-X and its condensed pro forma financial information as required by Rule 11-02 of Regulation S-X, and has provided an updated consent from Deloitte & Touche LLP, its independent accountants.

2. We note your response to comment 35 of our letter dated September 23, 2014; however the staff continues to have concerns regarding the need to integrate your public and private offerings. Specifically, it is not clear to the staff how non-retail investors came to invest in the Certificates and Interests outside the public solicitation. For example, you state that you receive “significant, unsolicited investor interest” from non-retail investors who, as a result of marketing and media attention, are driven to your website. Because your website appears to be part of a general solicitation for the public offering, please provide your analysis as to how you consider this contact “outside the public offering effort.”

We advise the Staff on behalf of the Company that based upon the following facts:

(1)	the public offering of the notes is being conducted by the Company, one private offering of interests in limited partnerships is being conducted by separate, individual limited partnerships and a second private offering of trust certificates is being conducted by a separate, bankruptcy-remote trust entity (the “Trust”), as noted in the Company’s response to comment 10 of the Staff’s letter dated July 23, 2014; and

(2)	each offering relates to a separate and distinct security (note, limited partnership interest and trust certificate), as noted in the Company’s response to comment 10 of the Staff’s letter dated July 23, 2014, the above offerings are separate offerings by separate issuers that should not be integrated for purposes of the Securities Act of 1933 (the “Act”). The Company has revised the disclosure throughout the Registration Statement to clarify that only notes are offered by the Company and that notes are only offered under the shelf registration statement for the notes, and that certificates and limited partner interests are offered in separate transactions by separate issuers (see pages 2 and 52, for example).

As previously discussed with the Staff and as noted in the Company’s response to comment 35 of the Staff’s letter dated September 23, 2014, the Company believes that the exempt, private offerings do not involve any general solicitation or general advertising and are transactions that are exempt from registration under Rule 506(b) under the Act. In this regard, the Company advises the Staff that investors in these offerings either:

(1)	have a substantive, pre-existing relationship with the issuer; or

(2)	a substantive, pre-existing relationship is created as a result of the significant investor qualification process that enables the issuer to adequately determine the accredited status and financial sophistication of a potential investor and the meaningful waiting period between the time of the initial contact and any investment.

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November 17, 2014

Specifically, as described in the Company’s response to comment 35 of the Staff’s letter dated September 23, 2014, the process for qualifying an investor is detailed and lengthy and there is a substantial “cooling off” period of at least 30 days or more to ensure that sufficient time has lapsed between the determination of financial sophistication and the closing of any private investment. Furthermore, in addition to this “cooling off” period, if the potential investor happened to review loan listings on the Company’s website at the start of this process, those loans would no longer be available with respect to any trust certificate or limited partnership interest investment by the time of the closing of an investment. Any such investment could relate to a loan that became available for investment only after the establishment of the investor’s status as an accredited investor. Based upon the foregoing, the Company and the issuers of the limited partnership interests and the trust certificates are of the belief that general solicitation or general advertisement has not occurred with respect to those securities that are offered privately, and, therefore, the private offerings are exempt transactions under the Act that should not be integrated with the public offering of the notes.

As to the Staff’s comment “you state that you receive ‘significant, unsolicited investor interest’ from non-retail investors who, as a result of marketing and media attention, are driven to your website” and that “the Company’s website appears to be part of a general solicitation as part of a public offering,” the Company believes the “Investing” tab on the website does not generally solicit investors to these exempt transactions as this portion of the website:

(1)	is focused only on the publicly offered notes and the services and options available to the note holders (such as setting up an account to hold notes), and

(2)	does not make any mention of the privately offered securities or transactions or even how to find out additional information regarding such offerings, and there is no way for an investor interested in the private offerings to access any data related to the private offerings from the “investing” portion of the website.

Furthermore, no parts of the remainder of the Company’s website outside of the “Investing” area mention these private offerings. As discussed with the Staff, this focus on notes and the exclusion of any information on the private offerings further emphasizes the lack of any general solicitation regarding these offerings and supports the validity of permissible, exempt transactions under the Act.

The Company also advises the Staff that the Company does not actively conduct marketing efforts specifically focused on attracting investors. On the contrary, the Company’s marketing efforts are focused on providing general information about the Company and attracting borrowers to the marketplace. The website acts to support these marketing efforts by focusing on the general brand identity of the Company and providing additional information about the Company to potential partners, employee recruits or other parties seeking general information about the Company and the on-line credit space as part of its ordinary course branding and marketing efforts. The Company notes that in its response to comment 35 of the Staff’s letter dated September 23, 2014, it noted that “incoming investor phone calls typically come in through the telephone number available on our website and are then routed to the investor services team.” The Company was not intending to imply that the portions of its website

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November 17, 2014

for the notes offering was soliciting these types of inbound calls—instead, the Company was emphasizing that an investor seeking to contact the Company could find the Company’s general phone number from its website (or from any other means, such as searching through an internet search engine or through some sort of directory) and that once an inbound call was received, the caller would be routed to the investor services team to manage the inbound call process.

Lastly, the Company would like to clarify that the website is distinctly different from the marketplace described in the Registration Statement. As discussed above, the website is publicly available so as to provide general information about the Company and the space in which it operates and it provides initial access for investors to be able to invest in notes. In contrast, the marketplace where borrowers get loans approved and investors fund loans is not open to the public generally and may only be transacted on after parties open an account and meet certain requirements. While the website provides a means for parties to enter the marketplace with respect to notes, as described above, the overall purpose and function of the website is significantly broader.

Based upon the foregoing, the Company and the issuers of the limited partnership interests and the trust certificates are of the belief that the Company’s website is not a general solicitation or general advertisement for the privately offered securities, and, therefore, the private offerings are valid, exempt transactions under the Act.

3. You state that 78% of your investment accounts were “opened as a result of substantive, pre-existing relationships that LCA developed through i) existing longstanding relationships with broker dealers, investment advisors, wealth managers, hedge funds, and other institutions; ii) officers, directors and employees...or iii) investors in the Company or LCA.” Please break out these groups by percentage and for the first group, please provide your analysis as to how the company had a substantive pre-existing relationship with each outside of the public offering, your website, and marketing materials.

We advise the Staff on behalf of the Company that of the accounts described above: (1) approximately 90% were opened as a result of substantive pre-existing relationships that LC Advisors, LLC (“LCA”) or the Company had with broker-dealers, investment advisors, wealth managers, hedge funds and other institutions; (2) approximately 9% were opened as a result of substantive pre-existing relationships that LCA established through the officers, directors or employees of the Company or LCA; and (3) approximately 1% were opened as a result of substantive pre-existing relationships that were established through existing relationships with investors in the Company or the funds.

With respect to the first category noted in the Staff’s comment—LCA’s and the Company’s substantive, pre-existing relationships with broker-dealers, investment advisors, wealth managers, hedge funds and other institutions—LCA developed these relationships in one of three ways. Thirty-five percent (35%) of these relationships were developed as a result of relationships that persons affiliated with these broker-dealers, investment advisors, wealth managers, hedge funds and other institutions had with officers, directors or employees of, or investors in, the Company or LCA. In particular, the Company’s Board of Directors is comprised

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November 17, 2014

of a number of prominent individuals who have introduced employees of LCA to representatives of such broker-dealers, investment advisors, wealth managers, hedge funds and other institutions. Twenty-four percent (24%) of these relationships were developed as a result of unsolicited inquiries that LCA received from representatives of these broker-dealers, investment advisors, wealth managers, hedge funds or other institutions and, after an initial introduction, substantial due diligence and the substantial passage of time, these entities determined to invest their or their clients’ funds in interests or certificates. Finally, forty-one percent (41%) of these relationships were developed as a result of the direct outreach by an LCA employee to the broker-dealers, investment advisors, wealth managers, hedge funds or other institutions. In these cases, LCA employees introduced themselves and described investment opportunities with respect to the interests and certificates. After substantial due diligence and the substantial passage of time, these entities determined to invest their or their clients’ funds in the interests or certificates.

4. We note your response to comment 36 of our letter dated September 23, 2014 and reissue. It appears that all of the loans sold in the standard program, including certificates and whole loan sales, have been offered to the public and should be included in your shelf registration statement. Please tell the staff whether you have altered your business model or whether you intend to continue to file 424s to offer all loans to the public in the form of Notes.

As previously discussed with the Staff, the Company has determined not to “pre-allocate” loans to any specific investment channel or otherwise be perceived as favoring one investment channel over another. In this regard, the Company will continue to file prospectus supplements pursuant to Rule 424 for all notes supported by all standard program loans listed in the marketplace. As previously noted, the Company will monitor the note listings and, where necessary, pay additional fees from time to time by filing a fee table with a prospectus supplement. In addition, the Company proposes that it modify the form it utilizes for the filing of such prospectus supplements to more clearly indicate that the face amount of any loan reflected in a preliminary prospectus supplement may not represent the amount of the notes that are actually issued in respect of such loan.

5. Please clarify what security is being issued to the Trust by LendingClub. We note throughout the prospectus, you refer to “Notes and certificates [that] are issued to investors and represent repayment obligations dependent upon receipt of borrower payments as to a corresponding loan;” however, it is the trust that issues the Certificate and not LendingClub. On page 51, you state that the trust “acquires and holds loans for the sole benefit of certificate investors” but your disclosure elsewhere suggests these are not whole loan purchases. In addition, please clarify if the trust holds a fractional interest in a loan, can retail investors hold a fractional interest in the same loan? In what ways do the rights of Noteholders and Certificate holders differ with regard to their investments in the same category of loan? Finally, you say on page 47 that loans are selected by Certificate investors in a manner similar to the Notes. Please provide us a screenshot of what Certificate investors see when selecting loans to underlie their certificates. If they are viewing the Notes being offered to retail investors, please tell us how you concluded this did not constitute the offer and sale through a general solicitation.

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We advise the Staff on behalf of the Company that pursuant to a purchase agreement between the Company and the Trust, the Trust purchases either whole loans or an undivided partial interest in a loan. The Trust will purchase a whole loan where (1) certificate investors have individually or collectively committed to fund an entire loan or (2) where, in the case of one institutional certificate investor, that investor has been allocated a small business loan under the Company’s small business loan program. The Trust will purchase an undivided partial interest in a loan held by the Company where both certificate and note investors have committed to fund a portion of the same loan, which can only occur with standard program loans. In the case of a purchase of an undivided partial interest, the Trust receives a pro rata right to all payments from, and all rights to payment, claims, rights and remedies against, the borrower. Both whole loan purchases and purchases of partial interests are treated as “true sales” and the Company does not retain any interest in the sold loan or partial interest other than its interest as servicer of the loan.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Amendment to clarify that the notes are issued by the Company and the certificates are issued by the Trust.

We further advise the Staff that note investors and certificate investors receive payments with respect to the note or certificate, as applicable, as payments are made on an underlying loan. Also, note holders pay the Company a servicing fee only when a payment is received from the borrower of an underlying loan, while certificate holders pay a servicing fee to the Trust, based on the amount of assets underlying a certificate and the Trust then pays a servicing fee to the Company. Furthermore, the Trust is structured to be “bankruptcy remote,” meaning that in the event of the Company’s bankruptcy, a court or bankruptcy trustee, in theory, could not seize or encumber borrower payments due to the Trust (and thus the certificate holders) as such assets are not the property of the Company and, therefore, are outside of the bankrupt estate, whereas the payment streams due to note investors may be held as an asset of the Company, as the note is merely an unsecured payment obligation of the Company. Additionally, the notes and certificates have differing tax treatment. We also advise the Staff that, as described in the Company’s response to the Staff’s letter dated September 23, 2014, certificate holders substantially fall into one of two categories:

(1)	Pooled investment vehicles, or funds, that present three different passive investment strategies to potential investors in a fund and are not focused on individualized investment strategies, as is the case with note investors. LCA is the general partner of each fund and each fund is a certificate holder.

(2)	Investors who invest in certificates through managed accounts with LCA or other third parties unaffiliated with the Company or LCA. These investors work with LCA to establish an individualized investment strategy that is then executed in a programmatic manner.

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We also advise the Staff that recently two investors have opened accounts to invest in certificates by entering into a direct agreement with the Trust.

With respect to the information reviewed when certificate investors select loans underlying a certificate, as noted above, the certificate investors do not review loans on an individualized basis, but rather choose a broader investment strategy and select a category such as “A and B grade loans; 65%/35%”. In all cases, the certificate holders receive only quarterly statements from the Trust that contain a more generalized, portfolio view regarding their investment. Certificate investors do not view the terms of notes purchased by retail investors and generally do not perform the day-to-day task of selecting loans for investment. Instead, certificate investors generally delegate that duty to the advisor (LCA or other third-party advisor) or, with respect to the funds, the general partner, which is LCA. Further, investments on behalf of certificate investors are made in a programmatic manner through a data feed that is provided through an interconnection with the Company’s marketplace via an application programming interface. Therefore it is not possible to provide a screenshot as to what certificate investors use to select loans that underlie the certificate.

Overview, page 1

6. We note your response to comment 3 of our letter dated September 23, 2014. Please revise to provide corresponding disclosure for the year ended December 31, 2013 and provide the breakdown for your custom loan program.

In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 72 and 89.

7. We note your response to comment 4 of our letter dated September 23, 2014. We do not agree that you have clarified that small business loans are only available through private transactions and are not made available through your public website. We note, as an example only, that you state on page 2 that your “platform has allowed [you] to expand [your] offerings from personal loans to include small business loans...” Please review your disclosure and revise thoroughly.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement. See, for example, pages 2, 87 and 88.

8. We note your response to comment 5 of our letter dated September 23, 2014 where you state that your marketplace “allows any investor in standard loans to have an account enabling such investor to participate in, and have access to, both fractional and whole standard loans.” Please reconcile this statement with the disclosure on page 51 where you describe the process by which you “establish investors’ accounts and set out the procedures for the purchase of loans,” and on page 96 where you state that whole loans are sold to “certain investors.”

We advise the Staff on behalf of the Company that it believes the disclosure cited above is not contrary to the statements set forth on pages 51 and 96 of Amendment No. 1 to the Registration Statement. An investor may have access to both fractional and whole standard loans through separate accounts established on the Company’s marketplace.

Securities and Exchange Commission

November 17, 2014

The language cited by the Staff regarding “establishing an investor’s account…” relates to the off-line process through which a non-note based account is created. As to whole loans being sold to “certain investors,” the language does not relate to access to loans but instead relates to the smaller number of investors, relative to note investors, who have sought to purchase whole loans.

Therefore, the Company advises the Staff that it does not believe that the above cited disclosure is inconsistent.

9. Further, we reissue comment 5 of our letter dated September 23, 2014 in light of your response. You state that “based upon the current and historical allocations” you believe that you provide equal access to investors in whole loans and fractional loans.” Please provide the historical allocation for the years ended December 31, 2013 and December 31, 2012. Please tell us how these figures reconcile with the size of the public and private offerings. For example, if retail investors are offered 50% of the standard program loans on the fractional loan platform, why have you registered less than 30% of the standard loan population? Further, the historical allocations would appear merely coincidental, as your algorithm is based on current demand rather than providing equal access.

We advise the Staff that the Company continues to believe that it provides equal access to investors in whole and fractional standard program loans. As stated in the Company’s previous response letter, standard program loans are randomly allocated in accordance with demand, as measured in dollars. For example, if the whole loan platform demand equals $100 and the fractional loan platform demand equals $50, two-thirds of available loans would be allocated to the whole loan platform and one-third would be allocated to the fractional loan platform. These amounts are estimates based on historical and projected demand, and, therefore, loans may be moved from the whole loan program to the fractional loan platform. Loans cannot be moved from the fractional loan platform to the whole loan platform, as the ability to invest in a small portion of a loan makes it more likely that a loan will receive at least partial funding commitment.

A fundamental aspect of the Company’s credit decisioning and scoring model is that all loans within a given risk grade are equal. Therefore, the Company strongly believes that the random allocation is inherently fair and that allocating volume in any way other than demand would result in an oversupply of loans being sent to one platform or the other. This would result in investors on one side holding uninvested cash that they are unable to deploy, which results in a negative customer experience for the investor and borrower that the Company seeks to avoid.

Whole loan buyers and note investors funded 22% and 78% of standard program loans for the year ended December 31, 2013, respectively, and 3% and 97% of standard program loans for the year ended December 31, 2012, respectively. A proportionally larger number of standard program loans have been allocated to the whole loan platform over time reflecting a proportionally larger increase in demand from whole loan buyers over time, which, as discussed, drives allocation. In dollars, both note investor and whole loan investor demand and allocations have increased since the year ended December 31, 2012.

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November 17, 2014

10. We note your response to comment 6 of our letter dated September 23, 2014. The revised disclosure does not include the dollar values of the loans or the limited partnership interests issued. In addition, you have not made the requested revisions to the chart on page 49. Please revise.

The Company revised its disclosure to include the dollar values corresponding to the percentages discussed above on pages 7, 72 and 89. The Company respectfully advises the Staff that the funds that issue limited partnership interests purchase certificates that are funded by the investments they receive, so including the amounts that have been invested in the funds as a separate amount would result in double counting.

Regarding the chart on page 49 of Amendment No. 1 to the Registration Statement, as discussed with the Staff, the Company has added disclosure before the chart on page 51 of the Amendment discussing the various channels.

11. We note your response to comment 7 of our letter dated September 23, 2014. Please explain how your ecosystem partners “serve as a source of referrals for borrowers.” Please also further describe and include more information regarding the tools that are leveraged by financing partners and the actions described in the third sentence of this paragraph. For example, include a description of the “additional financial products and opportunities” and more detail with regard to the “additional investment filters and tools” developed by your technology partners, including whether these are tools and products are available to all investors; how your platform allows for partners to “build” upon it; and the compensation arrangements.

The Company advises the Staff that the group of ecosystem partners that serve as a source of borrower referrals include financial websites, such as Mint, Credit Karma, Lending Tree and others, as well as consumer product providers. All of these relationships are marketing-focused, referring borrowers to the Company’s website as a means for obtaining a loan. These partners generally provide a link on their website to the Company’s website highlighting it as either an alternative financing source to credit cards or PayPal or as a method of refinancing existing debt obligations. The potential borrower can then click on the link and, if interested, can start the loan application process.

The Company has also revised its disclosure on pages 2 and 88 to provide additional detail regarding its ecosystem partners.

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Our Solution, page 3

12. We note your response to comment 9 of our letter dated September 23, 2014 and your statement that aggregating the data for Notes, Certificates, and Whole Loans is appropriate. Please provide us with separate default rates for the whole loans and the certificates. In addition, please tell us whether institutional investors purchasing whole loans may deviate from the collection and recovery procedures outlined in the Note prospectus.

We advise the Staff on behalf of the Company that for the same 2013 vintage of standard program loans discussed in the response to comment 9 of the Staff’s letter dated September 23, 2014, the adjusted net annualized return (“Adjusted NAR”) for whole loans and certificates was 9.46%, while Adjusted NAR for notes was 9.48%.

Adjusted NAR is based on actual borrower payments received each month net of the Company’s service fees, actual charge-offs, recoveries and estimated future losses. To estimate future losses, the Company applies a loss rate estimate to the outstanding principal of any standard program loan that is past due but not charged-off. The loss rate estimate is based on historical charge-off rates by loan status over a nine-month period.

Whole loans and certificates had a charge-off rate of 2.97%, while notes had a charge-off rate of 3.58%. This higher charge-off rate for notes corresponds proportionally, as expected, to the higher weighted average interest rate of notes, which was 14.97% for notes versus 14.17% for whole loans and certificates, meaning that the mix of grades selected by note investors was on average riskier, and therefore higher yielding with a correspondingly higher aggregate charge-off rate. The net result, as set forth above, is an essentially equal Adjusted NAR. Accordingly, the Company does not currently believe that equity investors would view as material the charge-off rates separately for notes, certificates or whole loan purchases.

The Company also advises the Staff that institutional investors purchasing whole loans may not deviate from the collection and recovery procedures outlined in the note prospectus and, further, that collection and recovery procedures are the same across all investors for each loan category.

Benefits to Investors, page 4

13. We note your response to comment 10 of our letter dated September 23. We do not agree that the statement is now clear in the light of the changes made in response to comment 4 of our letter dated September 23, 2014. Please revise to make clear that only a limited number of investors may invest in personal and small business loans.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Registration Statement. See, for example, pages 2, 87 and 88.

Competitive Strengths, page 5

14. We note the revisions made in response to comment 11 of our letter dated September 23, 2014. We do not agree that the generic statement of risk acts to balance the disclosure in this section with your disclosure in Risk Factors. Please revise.

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In response to the Staff’s comment, the Company has revised its disclosure on pages 5 and 6.

15. We note your response to comment 12 of our letter dated September 23, 2014. Whether you are referring to your marketplace or platform, in each instance throughout the registration statement where you discuss the $5 billion in loan originations, clarify your disclosure to differentiate between the amount of Notes sold to retail investors and all other transactions.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 5, 51, 87 and 92.

Risk Factors, page 13

16. We note your response to comment 26 of our letter dated September 23, 2014 that you do not believe that any investor relationship exists that if lost would have a material adverse effect on you. However, you disclose on page 14 that a relatively small number of investors account for a large dollar amount of investment in loans funded through your marketplace. Please amend your filing to provide quantification of both the number of investors and the corresponding dollar amount of these loans.

The Company respectively advises the Staff that, while a relatively small number of investors account for a large dollar amount of investment, it believes there to be substantial excess investor demand to replace any investors, even if a significant number of investors opt not to continue to invest through the Company’s marketplace. Accordingly, while the loss of even a significant amount of investments in a short period of time may temporarily result in a slowdown of investments through the marketplace as new investors complete the administrative and diligence updating processes necessary to enable their investments, any loss would not have a material adverse effect on the Company’s overall business in the long term. The Company, therefore, believes that quantifying the number of investors and the corresponding dollar amount of these loan investments is not material to an understanding of the risks faced by the Company. The Company has revised its disclosure on page 15 to clarify the risks related to the loss of a significant number of investors.

Successful strategic relationships with ecosystem partners are important for our future success, page 17

17. We note your response to comment 19 of our letter dated September 23, 2014 that you do not have any near term plans to enter into agreements with community banks and other partners. The staff is not able to offer any comfort with respect to your position that the banks or other partners would not be required to be listed as issuers or co-issuers of the notes in any of the future relationships you have described.

The Company acknowledges the Staff’s comment.

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November 17, 2014

Because we may have issued stock options and underlying shares of common stock in violation of the federal and state securities laws...., page 32

18. We note your disclosure on page 32 regarding the rescission offer that you were recently required by the California Department of Business Oversight (Department) to undertake along with your potential liability of up to $32.5 million. Please tell us the following:

•	Explain in further detail the implications related to eligible participants who might not accept the rescission offer.

•	How you determined your aggregate potential liability of up to $32.5 million; and

•	How you determined that you have complied with the requirements of ASC 450-20 related to loss contingency disclosures or revise accordingly.

The Company advises the Staff that eligible participants who do not accept the rescission offer will continue to hold the same stock options or shares of common stock, as the case may be, following the expiration of the rescission offer. Holders of common stock who do not accept the rescission offer will be able to sell their shares, subject to the 180-day lock-up agreement with the underwriters of the Company’s initial public offering, and any similar market standoff agreements, vesting restrictions and Lending Club’s Insider Trading Policy. While options are not transferable, the underlying shares of common stock will be transferable as noted in the previous sentence to the extent a holder does not accept the rescission offer and subsequently exercises his or her stock option.

The Company further advises the Staff that the determination of the aggregate potential liability was determined as follows:

(1)	A total of 3,593,295 shares of its common stock were sold to 78 persons at an aggregate purchase price of $2.8 million (excluding interest at the legal rate pursuant to Section 25503 of the California Corporate Securities Law or other applicable state securities laws).

(2)

The Company granted options to purchase an aggregate of 39,480,568 shares of its common stock to 642 individuals. The aggregate exercise price of these stock options is $145.2 million. This rescission offer will be made to current and former employees and consultants who were granted stock options pursuant to the Company’s 2007 Stock Incentive Plan between July 2012, the date that corresponds with the statute of limitations period under Section 25507 of the California Corporate Securities Law, and October 31, 2014, the date on which its common stock became a “covered security” under Section 102(a) of the National Securities Markets Improvement Act of 1996, as a result of the Company having received its authorization for listing on the New York Stock Exchange (or such longer periods specified under the securities laws of the states in which recipients reside). Subject to approval by the California Department of Business Oversight of the Company’s application for a permit pursuant to Section 25507(b) of the California Corporate Securities Law, the offer price for these stock options will be 20% of the aggregate exercise price of such

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options, for an aggregate amount of up to $29.0 million (excluding interest at the legal rate pursuant to Section 25503 of the California Corporate Securities Law or other applicable state securities laws). The Company continues to work with the California Department of Business Oversight to finalize the exact number of shares subject to the rescission offer.

This results in an aggregate maximum potential liability of $31.9 when added to the rescission offer price for the outstanding shares of common stock of $2.8 million. As discussed with the Staff, this potential amount could change if the California Department of Business Oversight requires the Company to expand the rescission offer, in which case, the Company will update its disclosure accordingly.

The Company further advises the Staff that the Company has determined that it is not required to record a potential liability for the rescission offer in its consolidated financial statements or make any related disclosure. Under ASC 450-20 “Loss Contingencies” the Company should accrue for a liability if both of the following conditions are met: (i) available information indicates that a liability had been incurred and (ii) the amount of loss can be reasonably estimated. Additionally, under ASC 450-20 “Loss Contingencies,” the Company should only disclose a loss contingency in the Company’s financial statements if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and an accrual is not made for a loss contingency because such conditions have not been met. The weighted average purchase price for shares of common stock subject to the rescission offer is $0.79, with the lowest purchase price being $0.06 per share and the highest purchase price being $8.94 per share. The weighted average rescission offer price of the options subject to the rescission offer (excluding interest) is approximately $0.74 per share, resulting in a rescission offer price ranging from $0.04 to $1.79 per share. These per share amounts are significantly lower than the per share valuation of $10.435, which the Company determined was the fair market value of a share of its common stock as of July 31, 2014, and is also expected to be substantially below the proposed initial public offering price range. Accordingly, the Company believes it is not required to record an ASC 450-20 Loss Contingency with respect to the rescission offer because the likelihood of anything other than a very small number of eligible participants accepting the rescission offer is remote, and therefore a material loss is not probable. Additionally, the Company believes it is not required to disclose an ASC 450-20 Loss Contingency with respect to the rescission offer because it is not reasonably possible that a loss may be incurred.

We have not reviewed our compliance with foreign laws regarding the participation of non-U.S. residents on our platform, page 33

19. We note your response to comment 21 of our letter dated September 23, 2014. Please revise to discuss the specific ways in which such fines could impact your business and your plans to enter the global marketplace.

In response to the Staff’s comment, the Company has revised its disclosure on page 34.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 49

20. We note your response to comment 24 of our letter dated September 23, 2014. Please revise to describe the management of each of the investor channels, including the fact that you have a dedicated institutional investor group of professionals who source, solicit, close and maintain relationships with private investors.

In response to the Staff’s comment, the Company has revised its disclosure on page 53.

Underwriters

Directed Share Program, page 151

21. We note that the company plans to conduct a directed share program. Please tell us the approximate percentage of shares that will be reserved for the program. Based on the nature of your response, we may have further comment.

The Company advises the Staff that it expects to reserve approximately 10% of the shares of common stock offered in the initial public offering for issuance through the directed share program. The Company will add disclosure to the prospectus cover and the “Underwriters” section of the Registration Statement in a future amendment prior to the commencement of the road show to reflect this allocation.

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Securities and Exchange Commission

November 17, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, James D. Evans, at (206) 389-4559.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Renaud Laplanche, Chief Executive Officer

Carrie Dolan, Chief Financial Officer

Jason Altieri, General Counsel and Compliance Officer

LendingClub Corporation

Cynthia C. Hess, Esq.

James D. Evans, Esq.

Fenwick & West LLP

Kurt J. Berney, Esq.

Eric C. Sibbitt, Esq.

O’Melveny & Myers LLP

Christopher Herrmann

Deloitte & Touche LLP